# SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549



15007801


# FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179



## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM**

**Date** 6-24-2015
**June 24, 2015**

**By** 
**Edwin A. Willis, Assistant Vice President – Compensation and Benefits, Union Pacific Railroad**

**EXHIBIT 23**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-10797 and Registration Statement No. 333-106708 of Union Pacific Corporation on Form S-8 of our report dated June 24, 2015, relating to the financial statements and financial statement schedule of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program, appearing in this Annual Report on Form 11-K of Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program for the year ended December 31, 2014.

Deloitte & Touche LLP

Omaha, Nebraska
June 24, 2015

# Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program

Employer ID No: 94-6001323
Plan Number: 002

Financial Statements as of and for the Years Ended December 31, 2014 and 2013, Supplemental Schedule as of December 31, 2014, and Report of Independent Registered Public Accounting Firm

# CHICAGO AND NORTH WESTERN RAILWAY COMPANY
# PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

## TABLE OF CONTENTS



NOTE: Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees and Participants of
Chicago and North Western Railway Company
Profit Sharing and Retirement Savings Program
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the "Program") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Program is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the Table of Contents as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 24, 2015

## CHICAGO AND NORTH WESTERN RAILWAY COMPANY
## PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

### STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
### AS OF DECEMBER 31, 2014 AND 2013

| | 2014 | 2013 |
|---|---|---|
| ASSETS: | | |
| Investments at fair value (Note 3) — Program interest in Master Trust (Notes 2 and 4) | $ 85,837,783 | $ 85,639,979 |
| Receivables — notes receivable from participants | 59,663 | 103,551 |
| NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE | 85,897,446 | 85,743,530 |
| ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Notes 2 and 4) | (555,750) | (521,632) |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 85,341,696 | $ 85,221,898 |

See notes to the financial statements.

## CHICAGO AND NORTH WESTERN RAILWAY COMPANY
## PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

### STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
### FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

| | 2014 | 2013 |
|---|---|---|
| ADDITIONS TO NET ASSETS ATTRIBUTED TO: | | |
| Investment income — Program interest in Master Trust investment income (Note 4): | | |
| Net appreciation in fair value of investments | $ 5,635,269 | $ 12,641,115 |
| Interest and dividends | 2,386,774 | 1,642,114 |
| Net investment income | 8,022,043 | 14,283,229 |
| Interest income on notes receivable from participants | 2,636 | 5,040 |
| Total additions | 8,024,679 | 14,288,269 |
| DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO: | | |
| Distributions to participants | 7,885,740 | 7,898,541 |
| Other | 19,141 | 17,233 |
| Total deductions | 7,904,881 | 7,915,774 |
| NET INCREASE IN NET ASSETS | 119,798 | 6,372,495 |
| NET ASSETS AVAILABLE FOR BENEFITS: | | |
| Beginning of year | 85,221,898 | 78,849,403 |
| End of year | $ 85,341,696 | $ 85,221,898 |

See notes to the financial statements.

## 1. DESCRIPTION OF PROGRAM

The following description of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the "Program") is provided for general information only. Participants should refer to the Program document for more complete information.

**General** — The Program was initially established to provide retirement benefits to eligible employees of Chicago and North Western Railway Company (the "Company") and other common control employers who adopt the Program. Vanguard Fiduciary Trust Company ("VFTC") serves as the trustee of the Program. The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

**Contributions** — The Program was frozen effective December 31, 1995. No new participants or contributions are allowed in the Program after December 31, 1995.

**Notes Receivable from Participants** — Participants are eligible to take a loan from their fund accounts, subject to the following limits. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) one-half of their account balance or (b) $50,000, taking into consideration additional loan balances under the Program and any other qualified plan maintained by Union Pacific Corporation (the "Corporation") or its subsidiaries. Loan transactions are treated as a transfer to (from) the respective investment funds from (to) the loan fund. Loan terms range from 1–5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear a fixed rate of interest set by the Program administrator based on interest rates being charged on similar loans. Principal and interest is paid ratably, generally through monthly payroll deductions. As of December 31, 2014, participant loans have maturities through 2027 at interest rates ranging from 3.25% to 4.75%.

**Participant Accounts** — Individual accounts are maintained for each Program participant. Participants may direct the investment of their account into various investment options offered by the Program or may elect to participate in the Vanguard Advisers Managed Account Program ("Managed Account Program"). The Managed Account Program is a program in which certain participants may delegate ongoing, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. Each participant's account is credited with an allocation of the Program's earnings (losses) based on the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. If a participant does not provide investment direction with respect to an amount credited to their account, such amount is invested in a default investment option designated under the Program. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

**Vesting** — Participants at all times have a 100% vested interest in their accounts.

**Distributions to Participants** — Under the terms of the Program, distributions are to be paid in the form of a joint and survivor annuity. A participant's account may, as elected by the participant (with spousal consent when required), be paid to him/her in a lump sum. In order to provide a joint and survivor annuity (or single life annuity where spousal consent is obtained or there is no spouse), the participant's account balance is transferred to the Chicago and North Western Railway Company Supplemental Pension Plan (the "Supplemental Pension Plan") for payment of the annuity. The annuity may, at the option of the Program administrator, be purchased from a third-party institution or paid from the assets of the Supplemental Pension Plan. A required minimum distribution option is available at age 70 1/2. In-kind distributions are lump sum and any fractional shares are distributed in cash. A terminated participant may defer distribution until the earlier of the participant's required beginning date, as defined in the Program, or the participant's death. Effective July 1, 2013, if distribution is deferred until the participant's required beginning date, the participant may elect (with spousal consent when required) distribution either in a single sum or in the form of monthly, quarterly, semi-annual or annual installments. Such single sum distribution must be made (or installments begin) no later than the participant's required beginning date. If the participant remains employed with the Union Pacific Railroad Company (the "Railroad") after attaining age 70 1/2, the participant must commence distribution of his/her account no later than the April 1st of the year following the year in which the participant terminates employment.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals after age 59 1/2, may be made by a participant from their account in accordance with the Program's provisions.

**Program Administration** — Prior to November 1, 2014, the Program was administered by the Vice President, Human Resources of Union Pacific Railroad Company. Effective November 1, 2014, the Program is administered by the Assistant Vice President-Compensation & Benefits, Union Pacific Railroad Company. Investment management fees for the Program's investment options are netted against investment earnings. Expenses incurred administering the Program, including participant recordkeeping expenses, are payable from Program assets, but effective July 1, 2014, participant recordkeeping expenses are no longer netted against investment earnings. The Corporation has the option, but not the obligation, to pay Program administrative expenses.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Accounting** — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

**Use of Estimates** — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

**Risks and Uncertainties** — The Program utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants' account balances and amounts reported in the financial statements.

**Investment Valuation and Income Recognition** — Investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Dividends are reinvested in a related participant fund. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation (depreciation) includes the Program's gains and losses on investments bought and sold as well as held during the year.

In accordance with GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

**Notes Receivable from Participants** — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Program document.

**Administrative Expenses** — Administrative expenses of the Program are paid as described in the section "Program Administration." All investment management and transaction fees directly related to the Program investments are paid by the Program. Management fees and operating expenses charged to the Program for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Plan administrative expenses of $19,141 were paid in 2014.

**Distributions to Participants** — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Program, but have not yet been paid at December 31, 2014 or 2013.

## 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Program classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

*Level 1* — Quoted market prices in active markets for identical assets or liabilities.

*Level 2* — Observable market-based inputs or unobservable inputs that are corroborated by market data.

*Level 3* — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

**Asset Valuation Methodologies** — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used to determine the fair value for each investment category and the fair value hierarchy tier to which each investment category has been assigned. One of the categories below, Target

Retirement Trusts, is a new category in 2014. The Plan did not utilize Target Retirement Trusts as of December 31, 2013.

*Mutual Funds (Including the Domestic Stock Funds, International Stock Fund, Balanced Funds, Money Market Fund, and Bond Fund)* — The shares of mutual funds are actively traded in a public exchange and the quoted prices at which these securities trade in the exchange are readily available. These quoted prices are used to determine the net asset values of mutual fund shares held by the Master Trust at year-end, and these shares are classified as Level 1 investments.

*Target Retirement Trusts* — The Target Retirement Trusts invest in Vanguard mutual funds. While the trust units are not actively traded in a public exchange, the underlying mutual fund investments held by the trusts are actively traded in a public exchange. The readily observable quoted share prices for the underlying mutual fund investments are used to determine the net asset value of the trusts at year-end and the trusts are classified as Level 2 investments.

*Guaranteed Investment Contracts (GICs) (Including the Union Pacific Fixed Income Fund)* — These contracts are valued at fair value and adjusted to contract value in accordance with GAAP. Fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Fair value of synthetic GICs is determined by the issuer of the contract based on quoted market prices of the underlying investments and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have certain restrictions that affect the ability to collect the full contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. GICs are classified as Level 2 investments.

*Employer Stock Funds* — These funds are invested exclusively in common stock issued by Union Pacific Corporation along with a small amount of cash held for liquidity purposes. The unit price (value) for shares of these funds is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange, the number of shares of stock held by the funds, and the amount of cash held in the funds. Employer stock funds are classified as Level 2 investments.

A summary of the Master Trust assets measured at fair value on a recurring basis set forth by level within the fair value hierarchy as of December 31, 2014 and 2013, is presented in the following tables:

| | December 31, 2014 | | | |
|---|---|---|---|---|
| | Active Markets for Identical Assets (Level 1) | Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
| Common stock — employer stock funds | $ - | $ 879,381,478 | $ - | $ 879,381,478 |
| Domestic stock funds: | | | | |
| 500 Index Fund | 4 | - | - | 4 |
| U.S. Growth Index Fund | 137,545,262 | - | - | 137,545,262 |
| Morgan Growth Fund | 30,713,164 | - | - | 30,713,164 |
| Windsor Fund | 17,109,165 | - | - | 17,109,165 |
| Windsor II Fund | 108,243,177 | - | - | 108,243,177 |
| Small-Cap Index Fund | 115,067,281 | - | - | 115,067,281 |
| Mid-Cap Index Fund | 139,433,610 | - | - | 139,433,610 |
| Insitutional Index Fund | 427,451,001 | | | 427,451,001 |
| Total Stock Market Index Fund | 86,805,453 | - | - | 86,805,453 |
| Total domestic stock funds | 1,062,368,117 | - | - | 1,062,368,117 |
| International stock fund — International Growth Fund | 207,560,793 | - | - | 207,560,793 |
| Balanced funds: | | | | |
| Wellington Fund | 349,518,635 | - | - | 349,518,635 |
| Total balanced funds | 349,518,635 | - | - | 349,518,635 |
| Target Retirement Trusts: | | | | |
| Target Retirement Income Trust | - | 17,125,942 | - | 17,125,942 |
| Target Retirement 2010 Trust | - | 10,666,882 | - | 10,666,882 |
| Target Retirement 2015 Trust | - | 51,567,913 | - | 51,567,913 |
| Target Retirement 2020 Trust | - | 75,877,112 | - | 75,877,112 |
| Target Retirement 2025 Trust | - | 49,856,499 | - | 49,856,499 |
| Target Retirement 2030 Trust | - | 37,098,236 | - | 37,098,236 |
| Target Retirement 2035 Trust | - | 42,040,160 | - | 42,040,160 |
| Target Retirement 2040 Trust | - | 33,271,472 | - | 33,271,472 |
| Target Retirement 2045 Trust | - | 28,724,815 | - | 28,724,815 |
| Target Retirement 2050 Trust | - | 17,031,481 | - | 17,031,481 |
| Target Retirement 2055 Trust | - | 6,830,818 | - | 6,830,818 |
| Target Retirement 2060 Trust | - | 1,032,594 | - | 1,032,594 |
| Total Target Retirement Trusts | - | 371,123,924 | - | 371,123,924 |
| Fixed Income Fund — Union Pacific Fixed Income Fund | - | 405,855,909 | - | 405,855,909 |
| Bond Fund — Total Bond Market Index | 206,520,931 | - | - | 206,520,931 |
| Money Market Fund — Prime Money Market Fund | 57,309,295 | - | - | 57,309,295 |
| Total Master Trust assets | $ 1,883,277,770 | $1,656,361,311 | $ - | $3,539,639,080 |

| | December 31, 2013 | | | |
|---|---|---|---|---|
| | Active Markets for Identical Assets (Level 1) | Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
| Common stock — employer stock funds | $ - | $ 646,672,941 | $ - | $ 646,672,941 |
| Domestic stock funds: | | | | |
| 500 Index Fund | 398,984,176 | - | - | 398,984,176 |
| U.S. Growth Index Fund | 120,756,359 | - | - | 120,756,359 |
| Morgan Growth Fund | 28,623,976 | - | - | 28,623,976 |
| Windsor Fund | 17,931,614 | - | - | 17,931,614 |
| Windsor II Fund | 101,312,971 | - | - | 101,312,971 |
| Small-Cap Index Fund | 118,550,663 | - | - | 118,550,663 |
| Mid-Cap Index Fund | 126,384,858 | - | - | 126,384,858 |
| Total Stock Market Index Fund | 77,780,890 | - | - | 77,780,890 |
| Total domestic stock funds | 990,325,507 | - | - | 990,325,507 |
| International stock fund — International Growth Fund | 220,604,679 | - | - | 220,604,679 |
| Balanced funds: | | | | |
| Wellington Fund | 333,907,915 | - | - | 333,907,915 |
| Target Retirement Income Fund | 16,279,689 | - | - | 16,279,689 |
| Target Retirement 2010 Fund | 10,912,627 | - | - | 10,912,627 |
| Target Retirement 2015 Fund | 51,923,808 | - | - | 51,923,808 |
| Target Retirement 2020 Fund | 68,558,812 | - | - | 68,558,812 |
| Target Retirement 2025 Fund | 40,767,587 | - | - | 40,767,587 |
| Target Retirement 2030 Fund | 29,909,960 | - | - | 29,909,960 |
| Target Retirement 2035 Fund | 32,408,680 | - | - | 32,408,680 |
| Target Retirement 2040 Fund | 26,456,037 | - | - | 26,456,037 |
| Target Retirement 2045 Fund | 22,417,464 | - | - | 22,417,464 |
| Target Retirement 2050 Fund | 12,684,833 | - | - | 12,684,833 |
| Target Retirement 2055 Fund | 3,671,436 | - | - | 3,671,436 |
| Target Retirement 2060 Fund | 305,073 | - | - | 305,073 |
| Total balanced funds | 650,203,921 | - | - | 650,203,921 |
| Fixed Income Fund — Union Pacific Fixed Income Fund | - | 443,576,875 | - | 443,576,875 |
| Bond Fund — Total Bond Market Index | 177,361,094 | - | - | 177,361,094 |
| Money Market Fund — Prime Money Market Fund | 62,041,898 | - | - | 62,041,898 |
| Total Master Trust assets | $2,100,537,099 | $1,090,249,816 | $ - | $3,190,786,915 |

**Transfers between Levels** — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Program's policy is to recognize transfers between the levels at the actual date of the event.

The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2014 and 2013, there were no transfers in or out of Levels 1, 2, or 3.

## 4. MASTER TRUST

At December 31, 2014 and 2013, the Program participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Program's interest in the Master Trust, as a percentage of net assets held by the Master Trust, as of December 31, 2014 and 2013, is presented in the following tables:

| **Master Trust** | **2014** | **2013** |
|---|---|---|
| Investments at fair value as determined by quoted market price: | | |
| Mutual funds | $ 2,197,092,399 | $2,038,495,201 |
| Money market fund | 57,309,295 | 62,041,898 |
| | 2,254,401,694 | 2,100,537,099 |
| Investments at estimated fair value: | | |
| Employer stock funds | 879,381,478 | 646,672,941 |
| Guaranteed investment contracts | 405,855,909 | 443,576,875 |
| | 1,285,237,387 | 1,090,249,816 |
| Total investments at fair value | 3,539,639,081 | 3,190,786,915 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts | (10,701,741) | (9,714,640) |
| Investments in Master Trust | $ 3,528,937,340 | $3,181,072,275 |
| Plan's portion of investments | $ 85,282,033 | $ 85,118,347 |
| Adjustment from contract value to fair value for fully-benefit responsive investment contracts | 555,750 | 521,632 |
| Plan's portion of investments before adjustment | $ 85,837,783 | $ 85,639,979 |
| Portion allocated to the Plan | 2.42 % | 2.68 % |

Investment income (loss) for the Master Trust for the years ended December 31, 2014 and 2013, is as follows:

| | 2014 | 2013 |
|---|---|---|
| Common stock — employer stock funds | $ 263,156,909 | $ 166,312,918 |
| Domestic stock funds: | | |
| 500 Index Fund | 26,889,619 | 91,706,015 |
| U.S. Growth Index Fund | 14,614,733 | 28,657,278 |
| Morgan Growth Fund | (311,945) | 5,872,587 |
| Windsor Fund | 966,809 | 4,823,044 |
| Windsor II Fund | 1,679,837 | 19,762,771 |
| Small-Cap Index Fund | 6,811,132 | 29,880,882 |
| Mid-Cap Index Fund | 15,368,041 | 31,211,662 |
| Institutional Index Fund | 17,710,192 | - |
| Total Stock Market Index Fund | 8,217,059 | 17,697,105 |
| Total domestic stock funds | 91,945,477 | 229,611,344 |
| International stock fund — International Growth Fund | (17,163,519) | 37,184,428 |
| Balanced funds: | | |
| Wellington Fund | 10,427,711 | 34,948,059 |
| Target Retirement Income Fund | 592,822 | 375,195 |
| Target Retirement 2010 Fund | 514,172 | 631,546 |
| Target Retirement 2015 Fund | 2,830,981 | 5,012,222 |
| Target Retirement 2020 Fund | 4,173,852 | 8,036,284 |
| Target Retirement 2025 Fund | 2,746,876 | 5,119,301 |
| Target Retirement 2030 Fund | 2,088,576 | 4,187,221 |
| Target Retirement 2035 Fund | 2,384,590 | 4,915,450 |
| Target Retirement 2040 Fund | 1,972,070 | 4,237,845 |
| Target Retirement 2045 Fund | 1,691,013 | 3,547,219 |
| Target Retirement 2050 Fund | 983,444 | 1,972,356 |
| Target Retirement 2055 Fund | 317,489 | 487,563 |
| Target Retirement 2060 Fund | 46,502 | 46,236 |
| Total balanced funds | 30,770,098 | 73,516,497 |

| | | |
|---|---|---|
| Target Retirement Trusts: | | |
| Target Retirement Income Trust | 182,829 | - |
| Target Retirement 2010 Trust | 88,111 | - |
| Target Retirement 2015 Trust | 490,369 | - |
| Target Retirement 2020 Trust | 783,463 | - |
| Target Retirement 2025 Trust | 424,360 | - |
| Target Retirement 2030 Trust | 242,778 | - |
| Target Retirement 2035 Trust | 167,822 | - |
| Target Retirement 2040 Trust | 83,725 | - |
| Target Retirement 2045 Trust | 65,574 | - |
| Target Retirement 2050 Trust | 36,885 | - |
| Target Retirement 2055 Trust | 23,103 | - |
| Target Retirement 2060 Trust | 316 | - |
| Total Target Retirement Trusts | 2,589,335 | - |
| Bond fund — total bond market index fund | 5,297,410 | (9,655,119) |
| Total appreciation in fair value of investments | 376,595,710 | 496,970,068 |
| Interest and dividends | 81,650,625 | 74,056,212 |
| Total investment income of Master Trust | $ 458,246,335 | $ 571,026,280 |
| Plan's portion of Master Trust investment income | $ 8,022,043 | $ 14,283,229 |

While the Program participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant's account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides to participants a stable value investment option (the Union Pacific Fixed Income Fund) that includes traditional GICs and synthetic GICs. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer's guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

| | **2014** | **2013** |
|---|---|---|
| Average yields: | | |
| Based on annualized earnings | 1.80% | 2.06% |
| Based on range of interest rate credited to participants | .71% - 3.23% | .92% - 3.43% |

* Calculated by dividing the annualized earnings credited to the participants as of the last day of the plan year by the end of the plan year fair value.

The Program's investments, which represented 5% or more of the Program's net assets available for benefits as of December 31, 2014 and 2013, are as follows:

| | 2014 | 2013 |
|---|---|---|
| 500 Index Fund* | $ - | $ 13,389,189 |
| Total Bond Market Index Fund | 5,665,781 | 4,788,510 |
| Union Pacific Common Stock Fund | 7,444,067 | 5,396,195 |
| Institutional Index Fund** | 13,230,977 | - |
| Windsor Fund | 17,109,165 | 17,931,614 |
| Union Pacific Fixed Income Fund | 20,520,660 | 23,296,411 |

* Fund value for year ended December 31, 2014, did not represent 5% or more of the Plan's net assets available for benefits.

** Fund value for year ended December 31, 2013, did not represent 5% or more of the Plan's net assets available for benefits.

The Master Trust's investments, which represented 5% or more of the Master Trust's net assets as of December 31, 2014 and 2013, are as follows:

| | 2014 | 2013 |
|---|---|---|
| 500 Index Fund* | $ 4 | $398,984,176 |
| Total Bond Market Index Fund | 206,520,931 | 177,361,094 |
| International Growth Fund | 207,560,793 | 220,604,679 |
| Wellington Fund | 349,518,635 | 333,907,915 |
| Union Pacific Fixed Income Fund | 395,154,170 | 443,576,875 |
| Institutional Index Fund** | 427,451,001 | - |
| Union Pacific Common Stock Fund | 879,381,478 | 646,672,941 |

* Fund value for year ended December 31, 2014, did not represent 5% or more of the Plan's net assets available for benefits.

** Fund value for year ended December 31, 2013, did not represent 5% or more of the Plan's net assets available for benefits.

## 5. FEDERAL INCOME TAX STATUS

The Program has obtained a tax determination letter dated September 17, 2012, in which the Internal Revenue Service (IRS) stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Program has been amended since receiving the determination letter, the Railroad and Program management believe that the Program and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Program's financial statements.

GAAP requires Program management to evaluate tax positions taken by the Program and recognize a tax liability (or asset) if the Program has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Program is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Program administrator believes the Program and the related Master Trust are no longer subject to income tax examinations for years prior to 2011.

## 6. PROGRAM TERMINATION

Although it has not expressed any intent to do so, the Railroad, the Program sponsor, has the right under the Program, at any time, to terminate the Program subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Program remains for the exclusive benefit of the Program's participants and beneficiaries. The Railroad may direct VFTC either to distribute the Program's assets to the participants, or to continue the trust and distribute benefits as though the Program had not been terminated.

## 7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific Common Stock Fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Program sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2014 and 2013, the Program's interest in the Master Trust's investment in the Union Pacific Common Stock Fund had a cost basis of $2,192,052 and $2,029,249, respectively. During the years ended December 31, 2014 and 2013, the Program recorded dividend income of $115,653 and $104,043, respectively.

The Master Trust also invests in various funds managed by VFTC. VFTC is the trustee as defined by the Program and, therefore, these transactions qualify as party-in-interest transactions.

## 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013, is as follows:

| | 2014 | 2013 |
|---|---|---|
| Net assets available for benefits per the financial statements | $85,341,696 | $85,221,898 |
| Adjustment from contract value to fair value for fully benefit-responsive investment contracts | 555,750 | 521,632 |
| Net assets available for benefits per the Form 5500 — at fair value | $85,897,446 | $85,743,530 |

A reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013, is as follows:

| | 2014 | 2013 |
|---|---|---|
| Change in net assets at contract value | $ 119,798 | $ 6,372,495 |
| Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts | 34,118 | (728,483) |
| Change in net assets per Form 5500 — at fair value | $ 153,916 | $ 5,644,012 |

* * * * * *

# SUPPLEMENTAL SCHEDULE

## CHICAGO AND NORTH WESTERN RAILWAY COMPANY
## PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

**Employer ID No: 94-6001323**
**Plan No: 002**

**SUPPLEMENTAL SCHEDULE**
**FORM 5500, SCHEDULE H, PART IV, LINE 4(i)**
**SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**AS OF DECEMBER 31, 2014**

| | Column B<br>Identify of Issue or Borrower, Lessor or Similar Party | Column C<br>Description of Investment Including Collateral, Rate of Interest Maturity Date, Par or Maturity Value | Column E<br>Current Value |
|---|---|---|---|
| * | Vanguard Growth Index Fund Inst | Registered Investment Company | 422,691 |
| * | Vanguard Institutional Index Fund Plus Shares | Registered Investment Company | 13,230,977 |
| * | Vanguard International Growth Fund Admiral Shares | Registered Investment Company | 2,923,153 |
| * | Vanguard Mid-Cap Index Fund: Institutional Plus Shares | Registered Investment Company | 2,322,422 |
| * | Vanguard Morgan Growth Fund Admiral Shares | Registered Investment Company | 181,117 |
| * | Vanguard Prime Money Market Fund Institutional Shares | Registered Investment Company | 587,656 |
| * | Vanguard Small-Cap Index Fund: Institutional Plus Shares | Registered Investment Company | 2,055,902 |
| * | Vanguard Total Bond Market Index Fund: Inst Plus Shares | Registered Investment Company | 5,665,781 |
| * | Vanguard Total Stock Market Index Fund: Inst Shares | Registered Investment Company | 1,900,606 |
| * | Vanguard Wellington Fund Admiral Shares | Registered Investment Company | 2,945,614 |
| * | Vanguard Windsor Fund Admiral Shares | Registered Investment Company | 17,109,165 |
| * | Vanguard Windsor II Fund Admiral Shares | Registered Investment Company | 1,746,609 |
| * | Vanguard Target Retirement 2010 Trust I | Common / Collective Trust | 868,905 |
| * | Vanguard Target Retirement 2015 Trust I | Common / Collective Trust | 2,913,847 |
| * | Vanguard Target Retirement 2020 Trust I | Common / Collective Trust | 1,024,393 |
| * | Vanguard Target Retirement 2025 Trust I | Common / Collective Trust | 248,015 |
| * | Vanguard Target Retirement 2030 Trust I | Common / Collective Trust | 87,848 |
| * | Vanguard Target Retirement 2035 Trust I | Common / Collective Trust | 35,720 |
| * | Vanguard Target Retirement Income Trust I | Common / Collective Trust | 1,046,886 |
| * | Union Pacific Common Stock Fund | Company Stock Fund | 7,444,066 |
| * | Participant loans | 3.25% to 4.75%, maturity dates of 2015 to 2027 | 59,663 |
| * | Union Pacific Fixed Income | Unallocated Insurance Contract | 20,520,660 |
| | | | 85,341,696 |

* Represents a party in interest.

See accompanying Report of Independent Registered Public Accounting Firm.